UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒                Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐                 No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐                No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐                No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

EXCERPT OF THE MINUTES OF THE 129th MEETING OF THE BOARD OF DIRECTORS, HELD ON JULY 6, 2016.

As Secretary of the meeting of the Board of Directors, I hereby CERTIFY that the introduction of the Minutes of the 129th Meeting of the Board of Directors of Oi S.A. held on July 6, 2016, at 11:00 am, reads as follows:

“Initially, it was recorded that, taking into consideration that Mr. Marten Pieters communicated his resignation on July 4, 2016, his alternate, Mr. Pedro Zañartu Gubert Morais Leitão, automatically became a full member of the Board of Directors.”

All members of the Board of Directors were present and affixed their signatures: José Mauro M. Carneiro da Cunha, Ricardo Malavazi Martins, Thomas Reichenheim, Rafael Luís Mora Funes, André Cardoso de M. Navarro, Luís Maria Viana Palha da Silva, João Manuel Pisco de Castro, Pedro Z. Gubert Morais Leitão and Marcos Grodetzky.

Rio de Janeiro, July 6, 2016.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2016

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name: Flavio Nicolay Guimarães
Title: Chief Financial Officer and Investor Relations Officer